STATE FARM FUNDS
                   ROTH INDIVIDUAL RETIREMENT ACCOUNT PLAN
                             DISCLOSURE STATEMENT

   The following information is provided to you in accordance with the requirements of the Internal Revenue Service (IRS) regulations. You should read this Disclosure Statement together with the Custodial Account Agreement and the State Farm Funds prospectuses. We are waiting for further IRS guidance regarding Roth Individual Retirement Accounts in order to draft and submit the State Farm Funds Roth Individual Retirement Account Plan for formal IRS approval. This is not a comprehensive discussion of the applicable law; nor is it intended to serve as a substitute for the advice of your lawyer, accountant or other personal tax or financial adviser.

1.      Irrevocability of Account

        The IRS requires that you receive this Disclosure Statement at least seven (7) days prior to the establishment of your Roth Individual Retirement Account (Roth IRA). Because of this, your Application will not be accepted by the Custodian and your account will not be established until at least seven
(7) days after the date you receive this Disclosure Statement. Once your Application for a State Farm Funds Roth IRA is received and accepted by the Custodian, it cannot be revoked by you.

2.      IRS Approval

        As noted above, the State Farm Funds Roth IRA Plan has not yet been drafted and submitted for formal approval by the IRS. The Custodial Account Agreement is a model document that has been approved by the IRS.

3.      Eligibility

        Participation in the State Farm Funds Roth IRA Plan is limited to Agents and Employees of the State Farm Insurance Companies and members of their families.

4.      General Information

        A Roth IRA must be a United States trust or custodial account created for the exclusive benefit of an individual and his/her beneficiary. The trustee or custodian must be either a bank or such other person who has been approved by the Secretary of the Treasury. No part of the contributions may be invested in either life insurance contracts or collectibles (such as art works, antiques, stamps, coins, etc.) as defined in section 408(m) of the Internal Revenue Code of 1986, as amended (Code). The assets of the Roth IRA cannot be commingled with other property except in a common trust fund or common investment fund. In addition, an individual's right to the entire balance in his/her account must at all times be nonforfeitable.

        As with most laws which provide special tax treatment, there are certain restrictions and limitations. The pertinent Federal tax laws include requirements relating to contributions, use of account assets, and when and how distributions can be made to you and your beneficiary.

5.      Contributions

        You may make contributions to your Roth IRA for a taxable year if you receive compensation during such year. Compensation includes your wages and salary as an employee and earnings from self-employment, such as professional fees and other amounts for your personal services. However, only a limited amount of contributions can be made each year to your Roth IRA.

        Limitations - Regular Contributions. Your contributions to your Roth IRA are limited to the lesser of 100% of your compensation or $2,000 annually if you (or you and your spouse if a joint return is filed) have adjusted gross income that does not exceed an applicable dollar amount. The applicable dollar amount is (1) $95,000 in the case of an individual, (2) $150,000 in the case of a married couple filing a joint return, and (3) $0 in the case of a married couple filing separately. If your adjusted gross income exceeds the applicable dollar amount, you may still be able to make Roth IRA contributions; however, the Roth IRA contribution limit (including the spousal Roth IRA contribution limit) is reduced by an amount that bears the same ratio to the applicable contribution limit as your adjusted gross income in excess of the applicable dollar amount bears to $15,000 ($10,000 in the case of a joint return or a married individual filing a separate return). Accordingly, you may not make Roth IRA contributions if your adjusted gross income is (1) $110,000 or more in the case of an individual, (2) $160,000 or more in the case of a married couple filing a joint return, and (3) $10,000 or more in the case of a married couple filing separately. To qualify as a Roth IRA contribution, your contribution must be made no later than the due date for filing your Federal income tax return (not including any extensions). If both you and your spouse had compensation during the taxable year, then you may each establish a separate Roth IRA and each of you may make contributions to your separate Roth IRA up to the lesser of 100% of your respective compensation or $2,000 annually.

        Limitations - Spousal Contributions. If you had compensation during the taxable year greater than your spouse (regardless of whether your spouse had any compensation) and you file a joint tax return, you may make contributions to your Roth IRA and to a separate Roth IRA owned by your spouse. Under such an arrangement, you may make a contribution to the spousal Roth IRA up to the lesser of the combined compensation of you and your spouse for the taxable year reduced by any deduction allowed for contributions to regular IRAs of the spouse with higher compensation and by the amount of the contributions by the higher compensated spouse to Roth IRAs or $2,000, annually.

        Total Contributions to Regular and Roth IRAs. You may not make more than a $2,000 annual contribution to all of your IRAs combined which include deductible and nondeductible contributions to your regular IRAs and nondeductible contributions to your Roth IRAs. This $2,000 contribution limitation does not apply to Education IRAs.

        Deductibility of Contributions. Contributions to your Roth IRA (or your spouse's Roth IRA) are not deductible from your gross income on your Federal income tax return.

        Excess Contributions. Any contributions to your Roth IRA (including spousal contributions to your spouse's Roth IRA) which exceed the maximum allowable contribution are excess contributions. Any excess contributions which are not withdrawn or eliminated prior to the due date for filing your Federal income tax return (including any extensions) will be subject to a 6% penalty tax under section 4973 of the Code.

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6.      Rollovers/Conversions

        Regular IRAs to Roth IRAs. Distributions from a regular IRA may be rolled over/converted to a Roth IRA without any penalty that would otherwise apply to a distribution from a regular IRA if the distribution meets the requirements for a qualified rollover contribution under Code Sec. 408(d)(3). However, you are eligible to make a qualified rollover contribution to a Roth IRA from a regular IRA during the tax year only if your adjusted gross income is not more than $100,000 in a tax year. You may not make a rollover contribution to a Roth IRA from a regular IRA if you are married and file a separate return. Amounts rolled over/converted are not counted towards the $2,000 annual limit.

        On a rollover distribution/conversion from a regular IRA to a Roth IRA, there is included in your gross income any amount which would be included if it were not part of a qualified rollover distribution. However, if all or any part of a regular IRA is converted into a Roth IRA after December 31, 1997 and before January 1, 1999, the amount that would have been includible in gross income if you had withdrawn the converted amount is included in gross income ratably over the four (4) tax-year period beginning with the tax year in which the conversion is made.

        Roth IRAs to Roth IRAs. You are permitted to rollover a Roth IRA into another Roth IRA. It is not clear currently what rules regarding the satisfaction of the five (5) year holding period apply. We are waiting for further IRS guidance.

        It is not clear from current IRS guidance if you can rollover a SIMPLE IRA or SEP-IRA to a Roth IRA. We are waiting for further guidance from the IRS on this subject and have decided not to allow such rollovers until we receive such guidance. Strict limitations set forth in Code Sec. 408(d)(3) apply to rollovers. You should seek competent tax advice in order to ensure compliance with the rules governing rollovers.

7.      Distributions

        Income Tax Treatment. Distributions from a Roth IRA aren't includible in income if the distribution is a "qualified distribution." A qualified distribution is a distribution that is made after the five (5) tax-year period beginning with the first tax year in which you made a contribution to the Roth IRA (or in the case of conversions from regular IRAs to Roth IRAs, the five
(5) tax-year period beginning with the tax year in which the conversion took place), and which is made:

        on or after you become 59 1/2
        after your death,
        on account of your becoming disabled, or for a "qualified special purpose distribution," i.e., a distribution for first-time home buyer expenses under Code Sec. 72(t)(2)(F).

        Roth IRAs are not subject to the minimum distribution rules before death or to the incidental death benefit rules of Code Sec. 401(a).

        Distributions that do not meet the requirements for qualified distributions are includible in income to the extent of earnings on contributions. Distributions from a Roth IRA are currently treated as made from contributions first. However, the Technical Corrections Bill, which may be passed sometime this year, provides for a potential 20% penalty on withdrawals from a conversion Roth IRA during the five (5) year holding period. Specifically, under the bill, if converted amounts are withdrawn before the five (5) year holding period is satisfied, then to the extent attributable to amounts includible in income due to the conversion, the amount withdrawn would be subject to the 10% early withdrawal tax (unless an exception applied) and for conversions during 1998, an additional 10% tax to compensate for the four (4) year income inclusion rule. Any withdrawal from a Roth IRA containing converted funds before the five (5) year holding period is satisfied would be treated as coming first from amounts that were includible in income because of the conversion. This means that by putting annual contributions with conversion funds in the same Roth IRA, you could be subjecting the annual contributions to a 20% penalty tax that would not apply if they were kept in a separate Roth IRA. In the case of annual contributions kept in a separate Roth IRA, you would not be subject to the 20% penalty tax on withdrawals and would most likely be able to withdraw amounts tax-free up to the amount of the contributions to the Roth IRA. In light of this possibility, the IRS has suggested that companies require separate accounts to address this issue, and we have decided to follow the suggestion.

        Furthermore, where a Roth IRA contains conversion contributions and other contributions, or conversion contributions from more than one year, the five (5) year holding period would begin with the most recent tax year for which a conversion contribution was made. This has led the IRS to suggest companies provide for the creation of separate Roth IRAs for conversion amounts for each year in which a conversion is made, and we have decided to follow the suggestion.

        Distributions After Death.

        THE TAXPAYER RELIEF ACT OF 1997 DID NOT PROVIDE DETAILS HOW POST-DEATH DISTRIBUTIONS ARE TO BE MADE TO ROTH IRA BENEFICIARIES. THE IRS-ISSUED MODEL ROTH IRA FORMS EXPLAIN THESE RULES.

        If you die before your entire interest is distributed to you and your surviving spouse is not the sole beneficiary, the entire remaining interest will, at the election of you or, if you have not so elected, at the election of the beneficiary or beneficiaries, either:

        (a) Be distributed by December 31 of the year containing the fifth anniversary of your death, or

        (b) Be distributed over the life expectancy of the designated beneficiary starting no later than December 31 of the year following the year of your death.

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        If distributions do not begin by the date described in (b), distribution method (a) will apply.

        In the case of distribution method (b) above, to determine the minimum annual payment for each year, divide your entire interest in the account as of the close of business on December 31 of the preceding year by the life expectancy of the designated beneficiary using the attained age of the designated beneficiary as of the beneficiary's birthday in the year distributions are required to commence and subtract one (1) for each subsequent year.

        The model forms provide that if your spouse is the sole beneficiary on your date of death, such spouse will then be treated as the account owner. We have used the model form and adopted this approach.

        Premature Distributions. A Roth IRA is intended as a savings plan to accumulate funds for retirement. Accordingly, Code Sec. 72(t) imposes a penalty on certain premature distributions. Generally, if you receive a distribution from your account before you reach age 59 1/2, to the extent that such distribution will be taxable as ordinary income, it will also be subject to an additional 10% penalty tax. The additional 10% penalty tax does not apply when distributions are made: 1) because of your total and permanent disability, 2) because of your death, 3) to the extent such distributions do not exceed the amount you pay for medical insurance during the taxable year if you have separated from employment, have received unemployment compensation for twelve (12) consecutive weeks under any Federal or State unemployment compensation law (or would have received such compensation but for the fact you were self-employed) and your Roth IRA distribution is made during the year such unemployment compensation is paid or the succeeding year, 4) to the extent such distributions do not exceed the amount of the unreimbursed medical expenses you pay during the year that are in excess of 7.5% of your adjusted gross income for the year, 5) which are part of a series of substantially equal periodic (not less frequently than annually) payments made for your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your designated beneficiary, 6) as part of a qualifying rollover distribution, 7) as part of a transfer incident to a divorce, 8) which are timely withdrawn excess contributions, 9) to the extent such distributions do not exceed the amount of the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) you pay for such eligible individuals during the year, or 10) which are qualified first-time home buyer distributions as defined in Section 72(t)(8) of the Code.

8.      Prohibited Transactions

        If you or your beneficiary were to engage in any prohibited transactions (described in section 4975(c) of the Code) with respect to a regular IRA (such as any sale, exchange or leasing of any property between you and the account; or any other interference with the independent status of the account) then the account would lose its tax-exempt status by reason of section 408(e)(2)(A) of the Code and the entire account balance would be treated as having been distributed to you in the year during which the prohibited transactions occurred. The value of the entire account would be included in your gross income and taxed as ordinary income. In addition, if you are under age 59 1/2, the "distribution" would also be subject to the additional 10% penalty tax imposed on premature distributions. These same rules may apply to Roth IRAs. We are waiting for guidance from the IRS.

9.      Prohibited Transactions - Loans

        You are not permitted to pledge or otherwise use any portion of a regular IRA as collateral for a loan. If you do use a portion of your account as collateral, the portion used will be deemed to have been distributed to you by reason of section 408(e)(4) of the Code. The value of the portion "distributed" would be included in your gross income and taxed as ordinary income. In addition, if you are under age 59 1/2, the portion "distributed" would also be subject to the additional 10% penalty tax imposed on premature distributions. These same rules may apply to Roth IRAs. We are waiting for guidance from the IRS.

10.     Federal Estate and Gift Taxes

        Transfers of regular IRA amounts are generally subject to estate and gift taxes in the absence of any applicable exclusion (such as the unlimited marital deduction or the unified estate and gift tax credit). These same rules may apply to Roth IRAs. We are waiting for guidance from the IRS.

11.     Reports to the IRS

        You must file Form 5329 with the IRS for each taxable year that you owe penalty taxes on excess contributions, premature distributions, and prohibited transactions.

12.     Investment of Contributions

        Contributions to your Roth IRA and the earnings thereon, will be invested in shares of the State Farm Funds selected by you. The assets in your Roth IRA will be held in a custodial account exclusively for your benefit and the benefit of your designated beneficiary. The balance in your Roth IRA represents a separate account which is clearly identified as your property. Your right to the entire balance in your account is nonforfeitable.

13.     Financial Information

        Growth in value of the mutual fund shares held in your account cannot be guaranteed or projected. The earnings on your account will be derived from the dividends and capital gain distributions (if any) received on the shares of the State Farm Funds in your account and will be used to purchase additional shares. The income and operating expenses of the mutual fund you select, as well as any increase or decrease in the market value of the underlying assets of the mutual fund, affects the value of its shares, and therefore the value of the shares in your account. Additional information regarding each of the State Farm Funds available for investment in your Roth IRA may be obtained from each Fund's prospectus.

        Fees and other expenses of maintaining your account may be charged to your account or directly to you by the Custodian.

14.     Additional Information

        Further information concerning Roth IRAs can be obtained from any district office of the IRS and by consulting IRS Publication No. 590, Individual Retirement Arrangements (IRAs).